[Letterhead of Sutherland Asbill & Brennan LLP]

June 3, 2011

VIA EDGAR

Mary A. Cole, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          Oxford Lane Capital Corp.
Registration Statement on Form N-2 filed June 3, 2011

Dear Ms. Cole:

On behalf of Oxford Lane Capital Corp. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s registration statement on Form N-2, filed with the Commission on June 3, 2011 (the “Registration Statement”), selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File Nos. 333-167803 and 811-22432) (the “IPO Registration Statement”), initially filed with the Commission on June 25, 2010 and declared effective, as amended, on January 19, 2011, which IPO Registration Statement related to the initial public offering of the Company’s common stock, except for (i) disclosure relating to the Company’s proposed rights offering to its existing stockholders, in place of disclosure in the IPO Registration Statement pertaining to the initial public offering of the Company’s common stock, (ii) revisions reflecting material developments relating to the Company since the initial public offering of the Company’s common stock, and (iii) the inclusion of audited financial statements and related financial data for the fiscal year ended March 31, 2011.

Mary A. Cole, Esq.
June 3, 2011

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If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:           John J. Mahon